Exhibit 99.1

New Gold Announces Further Increase in Gold Resources at Blackwater Project

March 7, 2012 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) today announces an updated National Instrument 43-101 compliant mineral resource estimate for its Blackwater Project in central British Columbia.

•	Indicated gold resource: 174 million tonnes at an average grade of 0.98 grams per tonne containing
5.5 million ounces of gold at a 0.4 gram per tonne cut-off grade

•	Inferred gold resource: 92 million tonnes at an average grade of 0.78 grams per tonne containing
2.3 million ounces of gold at a 0.4 gram per tonne cut-off grade

This update adds an additional one month of drill data to the resource database, or 43 holes totaling 21,612 metres, when compared to the February 2, 2012 resource update. The resource now includes all drilling results through the end of December 2011 and is based on 261 holes totaling 89,460 metres. The addition of the December 2011 drill results increased the indicated and inferred gold resource by 47,000 ounces and 420,000 ounces, respectively. The majority of the drilling late in 2011 was focused on the northern half of the deposit which has historically had less drilling than the southern half.

This latest resource estimate will form the basis for New Gold’s Preliminary Economic Assessment (“PEA”) which is targeted for completion during the third quarter of 2012. A table detailing the updated mineral resource estimate is provided below. An updated National Instrument 43-101 Technical Report describing the details of the mineral resource estimate is in preparation and will be filed on SEDAR within 45 days of this news release.

Blackwater Project March 2012 Mineral Resource Estimate
Indicated Pit Resource						Inferred Pit Resource
Cut-off (g/t)	Tonnes (000's)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)	Cut-off (g/t)	Tonnes (000's)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
0.30	206,146	0.88	4.3	5.83	28.5	0.30	120,942	0.67	3.6	2.61	14.0
0.40	174,407	0.98	4.6	5.47	25.8	0.40	91,566	0.78	3.8	2.28	11.2
0.50	142,961	1.09	4.9	5.01	22.5	0.50	68,607	0.88	4.1	1.95	9.0

See section entitled Quality Assurance/Quality Control, Mineral Resource Estimation Parameters and Qualified Persons at the conclusion of this news release for details of the parameters that form the basis of the above noted mineral resource estimate.

“We are very pleased with how far we have come with the Blackwater resource for our upcoming PEA, but feel we are really just getting started,” stated Mark Petersen, Vice President Exploration. “It is gratifying that our exploration team at Blackwater was able to add over 400 thousand ounces in one month to finish 2011. We look forward to delivering on our 2012 objectives of upgrading the mineral resource classification, growing the resource and identifying new targets on our extensive land package.”

2012 Exploration Plan and Preliminary Results

During 2012, the company plans to drill approximately 500 holes totaling over 200,000 metres which will include step out and infill drilling on the existing resource, condemnation drilling for infrastructure siting and property-wide reconnaissance mapping and sampling programs to identify new targets for future exploration. Of the drilling within the existing resource area, approximately 70 percent will be infill drilling with the remainder focused on step out holes.

Through the end of February 2012, New Gold had already completed 68 holes with assays having been received for 29 holes. As further described in the highlights below, the 2012 assays received thus far demonstrate that the Blackwater deposit remains open, notably with holes BW-310, BW-317 and BW-323 intercepting strong continuous gold mineralization extending beyond and below the northern limit of the resource pit shell. Preparations are underway for additional step out and infill drilling to further delineate this zone as it extends to the north.  These latest drill results also provide further confirmation of strong gold grades beginning at shallow depths in the southern portion of the deposit as indicated by holes BW-315 and BW-326.

2012 Drill Program Highlights
Hole ID	From (metres)	To (metres)	Interval (metres)	Weighted Average Gold Grade (g/t)
BW-310	164	294	130	1.29
BW-315	43 168 169	168 169 242	125 1 73	1.15 252.00 0.82
BW-317	231	368	137	1.34
BW-323	191	363	172	1.04
BW-326	12	222	210	1.38

For the lastest drill hole location map and complete summary of the drill hole assays received thus far in 2012, please refer to the company’s website at www.newgold.com.

In addition to the increase in the mineral resource and recent drilling success, the company is pleased to provide an update on its relations with First Nations and on its exploration permits. Through the end of February, the company has formalized relationships with the two First Nations which have traditionally used the lands covering the project area with the signing of voluntary exploration participation agreements. These agreements commit the parties to work together constructively through the exploration phase and lay the foundation for negotiation of Participation Agreements to cover the development and operating phases. With the support of the First Nations as well as the local and provincial regulatory agencies, New Gold’s application for a Multi-Year Area Based (“MYAB”) exploration permit was approved enabling the company to expand the drill grid in the area of the Blackwater deposit. Another MYAB permit is in place covering the area of the Capoose deposit. The two MYAB’s provide the company with exploration rights covering an area of over 30km2 at Blackwater and 3km2 at Capoose for initial terms through the end of 2015 and 2013, respectively. Beyond this, New Gold also has the ability to continue its regional reconnaissance work over its entire 670km2 land position in the Blackwater region.

“The agreements reached with the First Nations and the subsequent granting of the MYAB permits is a reflection of the support for this project in the local area,” stated Robert Gallagher, President and Chief Executive Officer. “We will continue to build on our positive relationships with all stakeholders in the Blackwater area.”

With 10 drills active on site, the company continues to aggressively drill the deposit and looks forward to providing additional updates on the progress at Blackwater over the coming months.

Quality Assurance/Quality Control, Mineral Resource Estimation Parameters and Qualified Persons

New Gold maintains a Quality Assurance/Quality Control (“QA/QC”) program at the Blackwater Project using industry best practices that are consistent with the QA/QC protocols in use at all of its exploration and development projects. Key elements of New Gold’s QA/QC program include controlled chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is halved and shipped in sealed bags to ALS Global, Vancouver, British Columbia, where it is analyzed for gold and silver along with a suite of other elements. Gold analyses are performed via fire assay/AA finish methods and silver analyses are performed via Induction Coupled Plasmaspectrometry (“ICP”). Silver ICP analyses are not known with the same precision as gold fire assay analyses so the reader is cautioned regarding the accuracy of silver grades relative to gold grades reported in the current mineral resource estimate. ALS Global is an independent ISO accredited and registered analytical services provider.

The mineral resource estimate is based on a geologic block model consisting of three principal structural domains and constrained by a 0.20 g/t gold grade shell. Gold and silver grade estimation was carried out by the ordinary kriging method using 5 metre downhole drill hole composites. Gold grades were capped prior to compositing at levels ranging from 22 to 33 g/t gold according to structural domain. All silver grades were capped at 50 g/t. Classified blocks have been constrained by a Lerch-Grossman optimized pit shell using a gold price of $1,300 per ounce. Block dimensions were 10 by 10 by 10 metres. Density values assigned to the principal lithologies are based on 7,705 bulk density measurements of drill core. Consistent with past reporting practice, the mineral resource is reported at a nominal base case lower cut-off of 0.4 g/t gold. The resource is also presented at lower cut-offs of 0.30 g/t gold and 0.50 g/t gold to provide additional information of resource sensitivity to changing cut-off.

The March 2012 mineral resource estimate has been prepared by Mr. Ronald Simpson, P. Geo, President of Geosim Services Inc., an independent “Qualified Person” under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The scientific and technical information contained in this news release was prepared under the supervision of Mr. Mark Petersen, New Gold Vice President of Exploration for New Gold  and “Qualified Person” under NI 43-101 who has reviewed and approved the contents of this news release. A NI 43-101 technical report in respect of the mineral resource estimate disclosed will be filed on SEDAR within 45 days of the date of this news release.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. New Gold’s most immediate development project, New Afton, is scheduled to begin production in mid-2012 and together with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia, the company is forecasting between 405,000 and 445,000 ounces of gold production in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and 100% of the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this press release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would",  “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of various transactions will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed in this press release has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this press release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

TECHNICAL INFORMATION

The scientific and technical information in this press release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

For further information please contact:
Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com